Exhibit 12.6
Idaho Power Company
Consolidated Financial Information
Supplemental Ratio of Earnings to Fixed Charges

	Nine Months	Twelve Months Ended
	Ended	December 31,
	September 30,	(Thousands of Dollars)

	2008	2007	2006	2005	2004	2003

Earnings, as defined:

Income before income taxes	$128,761	$111,965	$137,890	$115,764	$76,936	$80,319
Adjust for distributed income of equity investees	(2,621)	(5,553)	(9,347)	(10,370)	1,990	(2,136)
Equity in loss of equity method investments	-	-	-	-	-	-
Minority interest in losses of majority owned
subsidiaries	-	-	-	-	-	-
Supplemental fixed charges, as below	57,875	70,024	62,463	59,351	57,047	61,849
Total earnings, as defined	$184,015	$176,436	$191,006	$164,745	$135,973	$140,032

Fixed charges, as defined:

Interest charges[1]	$55,866	$67,386	$59,955	$56,866	$54,297	$59,363
Rental interest factor	623	886	732	873	1,233	941
Total fixed charges	$56,489	$68,272	$60,687	$57,739	$55,530	$60,304

Supplemental increment to fixed charges[2]	1,386	1,752	1,776	1,612	1,517	1,545
Total supplemental fixed charges	$57,875	$70,024	$62,463	$59,351	$57,047	$61,849
Supplemental ratio of earnings to fixed charges	3.18 x	2.52 x	3.06 x	2.78 x	2.38 x	2.26 x
1 FIN 48 interest is not included in interest charges.
[2] Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc.
notes which are already included in operation expenses.